Mail Stop 4561

April 21, 2009

Steven Y. Moskowitz
Chief Executive Officer, President, Director
and Principal Accounting Officer
Vanity Events Holding, Inc.
44 West 33rd Street, Suite 600
New York, NY 10001

> **Re:    Vanity Events Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed on March 31, 2009**
> **File No. 000-52524**

Dear Mr. Moskowitz:

    We have reviewed your response letter dated April 14, 2009 in connection with the above-referenced filing and have the following comments.  If indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 10, 2009.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

General

1.    The Tandy representations must come directly from the Company, not from your counsel on behalf of the Company.  Please provide these representations in a separate letter from the Company in tandem with your next response, if the response is submitted by your counsel.

Item 9A.  Controls and Procedures, page 11

2.      We note your response to our prior comment 1 and the revised disclosures on page 11 of the Company's December 31, 2008 Form 10-K/A. Please revise your disclosures as follows:

- You appear to have co-mingled your discussions regarding disclosure controls and procedures and internal controls over financial reporting.  For instance, in the first paragraph you begin with a discussion of disclosure controls and procedures, and then make the statement that internal controls over financial reporting are designed to provide reasonable assurance of achieving their objectives and then proceed to conclude that disclosure controls and procedures are effective at the reasonable assurance level.  Please revise to state, if true, that the Company's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

- Your current disclosures indicate that based on the evaluation under the COSO Framework management concluded that the Company's internal control over financial reporting was effective as of December 31, 2007. Please revise to include management's conclusions regarding the effectiveness of the Company's internal controls over financial reporting as of December 31, 2008.

\* \* \* \* \* \* \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Via Facsimile (212) 930-9725
Jonathan R. Shechter, Esq.
Sichenzia Ross Friedman Ference LLP
Telephone: (212) 930-9700